DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com

John J. Gilluly III John Gilluly@dlapiper.com T 512.457.7090 F 512.721.2290
December 4, 2020
Via Edgar
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SWI Spinco, LLC Draft Registration Statement on Form 10 Submitted December 4, 2020 CIK No. 0001834488
Ladies and Gentleman:
SWI SpinCo, LLC (the “Company”) has submitted a Draft Registration Statement on Form 10 on a confidential basis with the Securities and Exchange Commission on December 4, 2020. On behalf of the Company, we confirm that the Company will file the registration statement no later than 15 days prior to the requested effective date and time.
Please do not hesitate to contact me by telephone at (512) 457-7090, or in my absence Brent L. Bernell by telephone at (512) 457-7044, with any questions or comments regarding this correspondence.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III

John J. Gilluly III Partner DLA Piper LLP (US)

DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com

John J. Gilluly III John Gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

cc:	John Pagliuca (SWI SpinCo, LLC) Jason Bliss (SolarWinds Corporation) Brent L. Bernell (DLA Piper LLP (US)) Drew M. Valentine (DLA Piper LLP (US))